UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

International Game Technology PLC Announces Executive and Board Leadership Changes

On March 21, 2024, International Game Technology PLC (NYSE: IGT) ("IGT") announced that Marco Drago will step down from his role as a non-executive director of the IGT Board of Directors (the "Board"). He will complete his remaining term and depart from the Board following the Annual General Meeting on May 14, 2024.

The Board has appointed Enrico Drago as a non-executive director. The Board will temporarily increase to 13 members before reverting to 12 members after Marco Drago's departure.

Enrico Drago will resign from his current role as Chief Executive Officer of IGT PlayDigital. Gil Rotem, the current President of iGaming at IGT PlayDigital, will expand his role to become President of IGT PlayDigital and report directly to Vince Sadusky, Chief Executive Officer of IGT. These changes will be effective April 1, 2024.

Enrico Drago will continue as Vice Chairman of De Agostini S.p.A.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	International Game Technology PLC Announces Executive and Board Leadership Changes

EXHIBIT INDEX

Exhibit Number	Description

99.1	International Game Technology PLC Announces Executive and Board Leadership Changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2024	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

4